Exhibit 5.2

4600 Madison Avenue, Suite 1000

Kansas City, MO 64112

Tel: 816.627.5332

www.sandbergphoenix.com

June 12, 2025

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

Ladies and Gentlemen:

We have acted as special Missouri counsel to UMB Financial Corporation, a Missouri corporation (the “Company”), in connection with the issuance of 12,000,000 depositary shares (the “Depositary Shares”), each representing a 1/400th interest in a share of the Company’s 7.750% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference of $10,000 per share (each, an “Underlying Preferred Share” and collectively, the “Underlying Preferred Shares”).

The Underlying Preferred Shares will be (i) deposited by the Company pursuant to a Deposit Agreement dated as of June 12, 2025 (the “Deposit Agreement”), among the Company, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Depositary”) and the holders from time to time of the depositary receipts described therein (the “Depositary Receipts”) issued by the Depositary and evidencing the Depositary Shares representing the Underlying Preferred Shares, and (ii) delivered in the form of the Depositary Shares. The Underlying Preferred Shares will be issued pursuant to a Certificate of Designation, filed with the Missouri Secretary of State and effective as of June 12, 2025 (the “Certificate of Designation”).

In this connection, you have requested our opinion as to certain matters under The General and Business Corporation Law of Missouri (the “Missouri Corporations Law”). For the purpose of rendering our opinion as expressed herein, we have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinion expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed with or submitted to the Securities and Exchange Commission (“SEC”) through its Electronic Data gathering, Analysis and Retrieval (“EDGAR”) system (except for required EDGAR formatting changes) conform to the versions of such documents reviewed by us prior to such formatting, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate, and (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

In addition to the foregoing, for purposes of rendering our opinion as expressed herein, we have assumed:

(1)	that there is no “Interested shareholder” of the Company within the meaning of Section 351.459 of the Missouri Corporations Law;

(2)

that the Company has, and at all relevant times will have, sufficient authorized but unissued shares of Underlying Preferred Shares available for issuance pursuant to and in accordance with the Deposit Agreement and the resolutions of the Pricing Committee of the Board of Directors of the Company dated May 29, 2025 (the “Committee Resolutions”) which have not been subscribed for, reserved for other issuance or otherwise committed for issuance;

(3)

that the issuance of the shares of Underlying Preferred Shares pursuant to and in accordance with the Deposit Agreement and the Committee Resolutions has been, or will be, duly recorded in the stock ledger of the Company at the time of each such issuance;

(4)

that, prior to or contemporaneously with the issuance of the shares of Underlying Preferred Shares pursuant to the Deposit Agreement and the Committee Resolutions, the Company will receive the consideration therefor specified in the Deposit Agreement and the Committee Resolutions;

(5)

that the shares of Underlying Preferred Shares to be issued pursuant to the Certificate of Designation and the Committee Resolutions will be issued in accordance with the Certificate of Designation and the Committee Resolutions; and

(6)	that the Deposit Agreement constitutes a legal, valid and binding obligation of the Depositary, enforceable against the Depositary in accordance with its terms.

As to matters relating to the enforceability of the Deposit Agreement against the Company, we have relied, with the Company’s consent, upon the opinion of even date herewith address to the Company by Davis Polk & Wardwell LLP (the “Davis Polk Opinion”). All assumptions, qualifications and exceptions in the Davis Polk Opinion are incorporated herein by reference.

Based upon and subject to the foregoing and upon our review of such matters of law as we have deemed necessary and appropriate to render our opinion as expressed herein, and subject to the assumptions, exceptions, limitations and qualifications set forth herein, it is our opinion that (i) the shares of Underlying Preferred Shares to be issued pursuant to the Certificate of Designation and the Committee Resolutions have been duly authorized for issuance by the Company and, when issued, delivered and paid for in accordance with the Certificate of Designation and the Committee Resolutions, will be validly issued, fully paid and non-assessable under the Missouri Corporations Law and (ii) the Deposit Agreement has been duly authorized, executed and delivered by the Company.

We are members of the Bar of the State of Missouri and the foregoing opinion is limited to the laws of the Missouri Corporations Law currently in effect. We have not considered and express no opinion on the effect of any other laws of the State of Missouri or the laws of any other state or jurisdiction, including state or federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose; provided, however, that this opinion may be relied upon by Davis Polk & Wardwell LLP for purposes of rendering its opinion that is an exhibit to the Current Report on Form 8-K referred to in the next sentence. We consent to the filing of this opinion with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K and its incorporation by reference into the Registration Statement on Form S-3 (Registration No. 333-286487) filed by the Company with the SEC, as declared effective on April 11, 2025, and as supplemented by a prospectus supplement dated May 29, 2025 and filed by the Company with the SEC on May 30, 2025. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Sandberg Phoenix & von Gontard P.C.